UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Agnico Eagle Mines Limited

(Exact name of the registrant as specified in its charter)

Ontario, Canada	001-13422	98-0357066
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7

(Address of Principal Executive Office)

Chris Vollmershausen

Executive Vice President, Legal, General Counsel, & Corporate Secretary

(647) 260-3771

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, _____________________.

☒Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025.

SECTION 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report

Agnico Eagle Mines Limited (“Agnico”) is subject to Canada’s Extractive Sector Transparency Measures Act (“ESTMA”). Agnico is relying on the alternative reporting provision of Item 2.01 and providing its ESTMA report for the year ended December 31, 2025 to satisfy the requirements of Item 2.01. A copy of Agnico’s ESTMA report is furnished as Exhibit 2.01 hereto and is publicly available at www.sedarplus.ca. The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

SECTION 3 – EXHIBITS

Item 3.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit	Description
2.01	Extractive Sector Transparency Measures Act – Annual Report for the year ended December 31, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Agnico Eagle Mines Limited
(Registrant)

Date: May 29, 2026	/s/ Chris Vollmershausen
	By:	Chris Vollmershausen
	Title:	Executive Vice President, Legal, General Counsel & Corporate Secretary